Exhibit 8.2

Internal Revenue Service		Department of the Treasury
		Washington, DC 20224

Index Number: 856.00-00, 562.00-00

D. Kirk McAllaster, Jr.		Person To Contact:
Executive Vice President		Julanne Allen, ID No. 1001878792
Cole Real Estate Income Strategy (Daily		Telephone Number:
NAV), Inc.		(202) 622-3920
2555 E. Camelback Road, Suite 400		Refer Reply To:
Phoenix, AZ 85016		CC:FIP:B01
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		Date: October 22, 2012
Legend:

Taxpayer	=	Cole Real Estate Income Strategy (Daily NAV), Inc. (EIN 27-3147801)

State	=	Maryland

Date 1	=	December 31, 2012

A	=	4,000,000,000

B	=	3,500,000,000

C	=	500,000,000

D	=	365th

E	=	.55

F	=	4

G	=	.5

H	=	6

I	=	1

J	=	.35

K	=	.75

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L	=	.1

M	=	50,000

N	=	.90

O	=	25

P	=	10

Dealer Manager	=	Cole Capital Corporation

Advisor	=	Cole Real Estate Income Advisors, LLC

Dear Mr. McAllaster:

This is in reply to a letter dated September 20, 2011, and subsequent correspondence, requesting rulings on behalf of Taxpayer. You have requested rulings that the issuance of more than one class of common stock with different fee structures described below will not cause dividends paid by Taxpayer with respect to its shares to be preferential dividends within the meaning of section 562(c) of the Internal Revenue Code of 1986, as amended (the Code), and the issuance of more than one class of common stock with different fee structures will not cause Taxpayer to fail to qualify as a real estate investment trust (REIT) under part II of subchapter M (sections 856-859) of the Code.

Facts:

Taxpayer is a corporation organized under the laws of State. Taxpayer intends to initially offer up to $A in shares of common stock, consisting of up to $B in shares in its primary offering and up to $C in shares pursuant to its distribution reinvestment plan (DRIP). Dealer Manager will be the dealer manager of the offering. Shares will be sold at the net asset value (NAV) per share, which, upon the adoption of the multi-class structure described below (Multi-Class Structure), will be determined separately for each class.

Taxpayer’s shares will not be listed on a securities exchange. However, as discussed below, shareholders generally will be able to request on a daily basis that Taxpayer redeem their shares at the NAV per share.

Taxpayer intends to elect to be taxed as a REIT under section 856 beginning with its taxable year ending Date 1. Taxpayer intends to use the accrual basis of accounting for federal income tax purposes and its taxable year will be the calendar year. Taxpayer will be externally managed by Advisor, which is an affiliate of Dealer Manager. In order

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to qualify as a REIT, Taxpayer intends to invest, generally through its operating partnership, primarily in commercial properties leased to credit-worthy companies under long-term net leases. Taxpayer’s commercial properties will consist of properties in the retail, office and industrial sectors that meet its investment criteria.

To reach its initial pool of potential investors, Taxpayer intends to place its shares principally through intermediaries, including registered investment advisers and broker-dealers, that charge their clients a fee for their services, rather than through commissioned registered representatives. Taxpayer seeks, however, to make its shares available through other placement channels, including through commissioned registered representatives of broker-dealers; intermediaries that seek payment for distribution services through ongoing fees; employee benefit plans; separate accounts of insurance companies supporting variable annuities and variable life insurance products; and bank collective trusts. Taxpayer also anticipates making shares available without any financial advisors or intermediaries to certain institutional investors and high-net worth individuals willing to make significant investments. In order to be attractive to each category of potential investor, Taxpayer needs to issue additional classes of common stock, with fee structures suited to these alternative placement channels. In order to accomplish this, Taxpayer intends to amend its registration statement in the future to register additional classes of common stock.

The initial class of common stock (Initial Shares) is designed for those investors who purchase shares with the assistance of their registered investment advisers or registered representatives of participating broker-dealers in wrap or fee-based accounts. The Initial Shares will not be subject to an upfront selling commission, but will be subject to dealer manager fee of 1/D of approximately E percent of the daily NAV per share, which will be paid to Dealer Manager. Dealer Manager may reallow a portion of the Initial Shares’ dealer manager fee to a participating broker-dealer.

The second class of common stock (Class B-1 Shares) is designed for those investors who purchase their shares through a registered representative of a participating broker-dealer and pay an upfront selling commission. The Class B-1 Shares will be subject to a one-time upfront selling commission of approximately F percent of the price of the shares, and a dealer manager fee of 1/D of approximately E percent of the daily NAV per share and a distribution fee of 1/D of approximately G percent of the daily NAV per share, both of which will be paid to Dealer Manager. Dealer Manager may reallow a portion of the Class B-1 Shares’ dealer manager fee and distribution fee to a participating broker-dealer.

The third class of common stock (Class B-2 Shares) is designed for those investors who purchase their shares through a registered representative of a participating broker-dealer and pay an upfront selling commission. The Class B-2 Shares will be subject to a one-time upfront selling commission of approximately H percent of the price of the shares, and a dealer manager fee of 1/D of approximately E percent of the daily NAV per share and a distribution fee of 1/D of approximately G percent of the daily NAV per share, which will both be paid to Dealer Manager. Dealer Manager may reallow a portion of the Class B-2 Shares’ dealer manager fee to a participating broker-dealer.

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The fourth class of common stock (Class C-1 Shares) is designed for those investors who purchase their shares through a registered representative of a participating broker-dealer and pay an upfront selling commission. The Class C-1 Shares will be subject to a one-time upfront selling commission of approximately I percent of the price of the shares, and a dealer manager fee of 1/D of approximately E percent of the daily NAV per share and a distribution fee of 1/D of approximately I of the daily NAV per share, which will both be paid to Dealer Manager. Dealer Manager may reallow a portion of the Class C-1 Shares’ dealer manager fee and the entire distribution fee to the participating broker-dealer.

The fifth class of common stock (Class C-2 Shares) is designed for those investors who purchase their shares through a registered investment advisor or a registered representative of a participating broker-dealer in wrap and fee based accounts but do not pay an upfront selling commission. The Class C-2 Shares will be subject to a dealer manager fee of 1/D of approximately J percent of the daily NAV per share, which will be paid to Dealer Manager, but no distribution fee. Dealer Manager may reallow a portion of the Class C-2 Shares’ dealer manager fee to the participating broker-dealer.

The sixth class of common stock (Class D Shares) is designed for employee benefit plans and separate accounts of insurance companies, if eligible, supporting the variable annuities, variable life insurance products and 401(k) plans. Class D Shares will not be subject to an upfront selling commission, but will be subject to a dealer manager fee of 1/D of approximately E percent of the daily NAV per share, which will be paid to Dealer Manager, but no distribution fee. The Class D Shares will be subject to a service fee of 1/D of approximately K percent of the daily NAV per share. The Class D service fee will be payable to the financial intermediary providing services relating to Taxpayer’s shares available through these platforms.

The last class of common stock (Class E Shares) (the Initial Shares, Class B-1 Shares, Class B-2 Shares, Class C-1 Shares, Class C-2 Shares, Class D Shares and Class E Shares, each a Class) is designed to be sold directly (not through a registered representative, registered investment adviser or other intermediary) and issued to institutional investors and high net worth individuals. Class E Shares will not be subject to an upfront selling commission. Class E Shares will be subject to a dealer manager fee of 1/D of approximately L percent of the daily NAV per share, which will be paid to Dealer Manager. Class E Shares will be subject to a service fee of 1/D of approximately G percent of the daily NAV per share, which will be paid to Dealer Manager. The minimum investment for Class E shares will be $N.

Shareholders of each of the foregoing Classes of shares are eligible to participate in Taxpayer’s DRIP. Under the DRIP, distributions from each share would automatically be reinvested in the same Class of shares at a cost equal to the NAV per share for that

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Class at the time of the reinvestment (i.e. when the distribution is paid), after giving effect to the distribution. Under the DRIP, distributions from shares of one Class would not be eligible for reinvestment in shares of a different Class. DRIP shares of each Class are subject to the same asset-based fees as other shares of that Class. However, the upfront selling commissions described above would not apply to shares purchased under the DRIP.

As described above, the upfront selling commissions, dealer manager fees, distribution fees and service fees would vary by Class, reflecting customary fee arrangements in the various potential placement channels. With the exception of the upfront selling commission, all fees would be daily, recurring fees based on the daily NAV per share of each share class. In addition to the commissions and dealer manager, distribution and service fees that vary based on placement channels, each class will be allocated fees and expenses attributable to other distribution expenses or expenses for services relating to that specific Class. None of the fees that vary by class are related to advisory or custodial services or to the management of Taxpayer’s assets.

Taxpayer will allocate four other categories of fees and expenses among the Classes. These categories of fees are as follows: an advisory fee, a performance fee, organizational and offering expense reimbursement, and acquisition and operating expense reimbursement.

For its management services, Advisor will receive an advisory fee of 1/D of N percent of the NAV for each day. This fee will accrue daily and be paid in arrears on a monthly basis. Upon adoption of the Multi-Class Structure, the amount of the advisory fee allocated daily to each Class would be determined by applying the fee rate to the NAV of the Class.

Advisor will be entitled to a performance fee for any year in which total return on stockholders’ capital exceeds H percent per annum. The performance fee will be equal to O percent of the amount by which total return exceeds H percent plus any un-recouped negative total return in previous years, but will not exceed P percent of the aggregate total return for such year. Following the adoption of the Multi-Class Structure, the performance fee would be determined by applying this same formula to each Class, so that Advisor would be entitled to O percent of the return in excess of I percent per annum for each Class, not to exceed P percent of the aggregate total return for such year for each Class. Thus, the rate of the performance fee would be the same for each Class, but the absolute amounts would reflect variations in the performance of each Class attributable to different NAVs for shares of each Class.

The fees and commissions noted above for each Class are estimates and the exact amount of the fees and commissions will be finalized when the offering of such Class is registered with the Securities and Exchange Commission. The performance fee rate will always be the same for each Class.

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Advisor will fund all costs of Taxpayer’s organization and offering (other than the selling commissions, the distribution fee and dealer manager fee). Taxpayer will reimburse Advisor, without interest, for these organization and offering expenses incurred. Reimbursement payments will be made in monthly installments, but the aggregate amount reimbursed will never exceed K percent of the aggregate gross offering proceeds from Taxpayer’s offering, including shares issued in connection with the DRIP. This cap will increase over time as more stock is sold. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the K percent limit), calculated on an accumulated basis, until Advisor has been reimbursed in full. The timing and amount of reimbursements will be dependent on the actual expenses incurred, the gross proceeds of shares sold, and the dates on which the shares are sold. To the extent that these expenses are not allocable to a specific Class (for example, costs to form and organize Taxpayer under applicable state law), such costs would be allocated following the adoption of the Multi-Class Structure, to each Class based on the gross offering proceeds of Taxpayer’s offering. To the extent that these are allocable to a specific class, such costs would be allocated to that specific class.

Taxpayer will reimburse Advisor for out-of-pocket expenses in connection with providing services to Taxpayer, including reasonable salaries and wages, benefits and overhead of all employees directly involved in the performance of services to Taxpayer other than Taxpayer’s executive officers, provided that no reimbursement shall be made for costs of such employees of Advisor or its affiliates to the extent that such employees perform services for which Advisor receives a separate fee. Following the adoption of the Multi-Class Structure, these expenses and other expenses (not discussed above) related to management of Taxpayer’s assets would be allocated to each Class based on the net assets of that Class in relation to the net assets of Taxpayer.

Law and Analysis:

Section 857(a)(1) of the Code requires, in part, that a REIT’s deduction for dividends paid for a tax year (as defined in section 561, but determined without regard to capital gains dividends) equals or exceeds 90% of its REIT taxable income for the tax year (determined without regard to the deduction for dividends paid and by excluding any net capital gain).

Section 561(a) defines the deduction for dividends paid, for purposes of section 857, to include dividends paid during the taxable year.

Section 561(b) applies the rules of section 562 for determining which dividends are eligible for the deduction for dividends paid under section 561(a).

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Section 562(c) provides that the amount of any distribution will not be considered as a dividend for purposes of computing the dividends paid deduction under section 561 unless the distribution is pro rata. The distribution must not prefer any shares of stock of a class over other shares of stock of that same class. The distribution must not prefer one class of stock over another class except to the extent that one class is entitled (without reference to waivers of their rights by stockholders) to that preference.

Section 1.562-2(a) of the Income Tax Regulations (the Regulations) provides that a corporation will not be entitled to a deduction for dividends paid with respect to any distribution upon a class of stock if there is distributed to any shareholder of such class (in proportion to the number of shares held by him) more or less than his pro rata part of the distribution as compared with the distribution made to any other shareholder of the same class. Nor will a corporation be entitled to a deduction for dividends paid in the case of any distribution upon a class of stock if there is distributed upon such class of stock more or less than the amount to which it is entitled as compared with any other class of stock. A preference exists if any rights to preference inherent in any class of stock are violated. The disallowance, where any preference in fact exists, extends to the entire amount of the distribution and not merely to a part of such distribution.

Accordingly, based on the above facts and circumstances, we conclude that Taxpayer’s issuance of the Initial Shares, Class B-1 Shares, Class B-2 Shares, Class C-1 Shares, Class C-2 Shares, Class D Shares and Class E Shares as described above will not cause dividends paid by Taxpayer with respect to the Initial Shares, Class B-1 Shares, Class B-2 Shares, Class C-1 Shares, Class C-2 Shares, Class D Shares and Class E Shares to be preferential dividends within the meaning of section 562(c). Furthermore, the issuance of the Initial Shares, Class B-1 Shares, Class B-2 Shares, Class C-1 Shares, Class C-2 Shares, Class D Shares and Class E Shares will not cause Taxpayer to fail to qualify as a REIT.

Except as specifically ruled upon above, no opinion is expressed concerning any federal income tax consequences relating to the facts herein under any other provision of the Code. Specifically, we do not rule whether Taxpayer otherwise qualifies as a REIT under part II of subchapter M of Chapter 1 of the Code. Furthermore, no opinion is expressed concerning the accuracy of the NAV of Taxpayer’s stock for purposes of subchapter M.

This ruling is directed only to the taxpayer requesting it. Section 6110(k)(3) of the Code provides that it may not be used or cited as precedent.

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In accordance with the Power of Attorney on file with this office, a copy of this letter is being sent to your authorized representatives.

Sincerely,

/s/ Diana Imholtz
Diana Imholtz
Branch Chief, Branch 1
(Financial Institutions & Products)

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cc:	Internal Revenue Service

Attn: Industry Director, Financial Services (LB&I:F)

290 Broadway, 12th Floor

New York, NY 10007

Charles B. Temkin

Deloitte Tax LLP

555 Twelfth Street, NW

Washington, DC 20004

Joyce L. Welch

Deloitte Tax LLP

555 Twelfth Street, NW

Washington, DC 20004